Via Edgar

June 11, 2021

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Henderson and Hugh West

Re:	Frontier Investment Corp

Draft Registration Statement on Form S-1

Submitted April 21, 2021

CIK 0001855693

Dear Mr. Henderson and Mr. West:

On behalf of our client, Frontier Investment Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated May 18, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 that was confidentially submitted by the Company on April 21, 2021 (the “Draft Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Draft Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Our Track Record of Successful Investments, page 5

1. Please balance this disclosure with a summary of the content of the first Risk Factor on page 58. In regard to that Risk Factor, remove the inference in the first sentence that you are not responsible for the information provided about past performance, including information presented in this section.

Response: The disclosure on page 58 in the risk factors section has been revised in accordance with the Staff’s comment.

If the public warrants and private placement warrants are not classified as equity, page 47

2. Please revise this risk factor to be consistent with your current accounting classification of the warrants as a liability.

Response: The risk factor on page 47 has been revised in accordance with the Staff’s comment.

Exhibits, page 169

3. Please file a consent for each director nominee.

Response: The consents have filed in accordance with the Staff’s comment.

Signatures, page 170

4. Please have your registration statement signed by the controller or principal accounting officer as required by Form S-1, Instruction 1 to Signatures. Likewise, include the signature of the company's authorized representative in the United States.

Response: The signature blocks have added in accordance with the Staff’s comment.

Please call me at 212-407-4122 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner